Novo Integrated Sciences, Inc.

11120 NE 2nd Street, Suite 100

Bellevue, WA 98004

October 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Integrated Sciences, Inc.
Registration Statement on Form S-1
CIK No. 0001138978
File No. 333-267401

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Novo Integrated Sciences, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, October 12, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Novo Integrated Sciences, Inc.

/s/ Robert Mattacchione
Robert Mattacchione
Chief Executive Officer